Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

October 30, 2019	NR 19-16

Alianza Minerals Identifies New Targets and Expands Horsethief Gold Project , NV

●	New occurrences of gold-bearing jasperoid alteration identified
●	Favourable host stratigraphy confirmed
●	Twenty-six new claims staked to expand property

VANCOUVER, British Columbia -- Alianza Minerals Ltd. (TSX-V: ANZ) (OTC: TARSF) (“Alianza” or the “Company”) reports results of 2019 fieldwork at the Horsethief Gold Property, located 26 km (16 miles) east of Pioche, NV. A detailed mapping program was conducted on the property and surrounding area to refine property stratigraphy, identify new targets and prioritize targets for drilling. This work was conducted under the option agreement with Hochschild Mining (US), Inc, a subsidiary of Hochschild Mining PLC (“Hochschild”, LSE:HOC) whereby Hochschild has the right to earn a 60% interest in the project by making exploration expenditures of US$5 million over 5.5 years. Highlights of the program include the discovery of new gold-bearing jasperoid, the identification of favourable carbonate host stratigraphy, and the mapping of alteration and structural features that may act as pathways for gold-bearing fluids at Horsethief. Based on the results of the field program, the property was expanded and management, in conjunction with the Hochschild technical team, is now refining drill targets for a spring 2020 drilling program.

“The 2019 exploration program was extremely successful, identifying new mineralized occurrences of jasperoid and prospective carbonate stratigraphy, illustrating potential for Horsethief to host a large gold-bearing system,” stated Jason Weber, P.Geo, president and CEO of Alianza. “However, the most interesting outcome was the identification of these features at or near the contact between Cambrian and Ordovician-aged rocks, which are known to host large sediment-hosted gold deposits such as the Long Canyon Gold Mine.”

The program included detailed mapping focussed on lithology, structure and alteration of the prospective limestone and dolostone stratigraphy exposed at Horsethief. Significantly, based on lithological characteristics and fossil identification, this work confidently assigned stratigraphic ages ranging from upper Cambrian to lower Ordovician.  This is an important age determination as it corresponds to the ages of rocks hosting other major deposits such as the Long Canyon Gold Mine.

Additionally, the 2019 work program identified a new window of upper Cambrian to lower Ordovician-aged carbonate stratigraphy with significant jasperoid alteration in the northeast portion of the property. An additional 26 claims were staked to cover this occurrence as well as prospective stratigraphy identified in the southern portion of the property.

Horsethief hosts five primary drill targets, four target areas defined by surface exposures of altered carbonate rocks and one target at depth, interpreted from induced polarization (IP) and resistivity geophysical surveys. Management is working with Hochschild’s technical team to prioritize these targets for a 2,500 metre drilling program in 2020.

Horsethief North

The Horsethief North target is a historically drilled surface expression of silicified collapse and tectonic breccias (jasperoid breccias) in what are currently interpreted to be upper Mendah limestones and dolostones. Jasperoid breccias have returned gold values up to 1.221g/t (21.94g/t historically) from surface grab samples. Shallow drilling has tested the jasperoid exposures with one hole returning 0.79 g/t gold over 39.6 m and three holes ending in mineralization. It is thought that potentially mineralized targets exist at depths below 100 metres as evidenced by silicified collapse breccias and “terra rosa” soils corresponding to recessive-weathering karst breccias occurring at stratigraphic levels below previous drilling. These paleo-karst features may provide important conduits and traps for hosting gold mineralization.

Thoroughbred

The Thoroughbred target is located 500 metres southeast of the Horsethief North target marked by the presence of silicified collapse breccias (jasperoid breccias) rich in euhedral fluorite. Surface grab samples have returned gold values assays up to 0.406g/t from a dolostone breccia with silicified matrix. One historic hole tested this target to a depth of 52 metres but would not have tested the IP chargeability anomaly at depth.

Horsethief South

The Southern Jasperoid target is a historically drilled surface expression of silicified collapse and tectonic breccias (jasperoid breccias) in Pogonip limestone near the Cambrian-Ordovician contact. Jasperoid breccias have returned gold values up to 1.06g/t from surface grab samples. One historic drill hole returned 13.7 metres averaging 1.22 g/t gold. Alianza geologists have also identified jasperoid replacing limestone beds, decarbonatization alteration, favourable structural preparation and paleo-karst features that may be effective conduits and traps for gold bearing fluids below the depths of prior drilling.

Stallion/NE Jasperoid

The Stallion target has a surface expression of silicified collapse breccias (jasperoid breccias) in carbonates of the Pogonip Group limestones. Surface grab samples have returned gold assays up to 0.479g/t from silicified limestone collapse breccia (jasperoid breccia). An IP chargeability anomaly underlies the target as does the favourable Cambrian-Ordovician contact. The 2019 program identified additional gold-bearing jasperoid alteration in carbonate outcrops northeast of the Stallion and the claim package was extended to cover this new occurrence. Management is planning a small IP survey to expand coverage over this new ground.

Mustang

The Mustang target is a conceptual target based on interpreted local geology combined with subsurface geophysical anomalies. Volcanic rocks observed on surface are thought to overlie down dropped prospective carbonate rocks. Drilling in this area would target a broad IP chargeability anomaly that underlies this area (extending to the Stallion and Horsethief South targets) to determine if it represents stratigraphically controlled gold mineralization.

Horsethief Gold Project, NV

Exploration at Horsethief is targeting sediment-hosted gold mineralization in a window of Cambrian carbonate rocks overlain by volcanic flows and pyroclastics. Work by prior operators included mapping and sampling hematite-rich jasperoid breccia outcrops and shallow drilling. Historic drilling, generally 100 metres or less in depth, returned multiple intervals of gold mineralization including 13.7 metres averaging 1.2 g/t gold and 39.6 metres averaging 0.79 g/t gold with four holes terminating in mineralization. Subsequent geophysical surveys (Induced Polarization chargeability and resistivity) indicate that stratigraphy and potentially mineralized targets dip to the east under the volcanic cover and below the extent of prior drilling.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 81.2 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau: mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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